UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Consolidated Financial Statements for the year ended December 31, 2025
99.2	Management's Discussion and Analysis for the year ended December 31, 2025
99.3	Consent of PricewaterhouseCoopers LLP
99.4	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Limited
(Registrant)

Date: February 18, 2026	By:	/s/ Bryce Hamming

Bryce Hamming
	Title:	Chief Financial Officer